IAMGOLD REPORTS THIRD QUARTER 2020 RESULTS;

GENERATING $105 MILLION IN OPERATING CASH FLOW, REFLECTING A 45%
INCREASE OVER THE SECOND QUARTER
Delivers Mine Site Free Cash Flow of $80 million

All monetary amounts are expressed in U.S. dollars, unless otherwise indicated.

For more information, refer to the Management Discussion and Analysis (MD&A) and Unaudited Consolidated

Interim Financial Statements for the nine months ended September 30, 2020.

Toronto, Ontario, November 4, 2020 - IAMGOLD Corporation ("IAMGOLD" or the "Company") reported its consolidated financial and operating results for the quarter ended September 30, 2020.

"IAMGOLD performed well in challenging circumstances, generating $105.1 million in operating cash flows and producing 159,000 ounces of gold, resulting in $80.0 million in free cash flows from our operating mine sites." commented Gordon Stothart, President and CEO of IAMGOLD.

"In the quarter, we successfully completed our new bond issuance, lowering our interest costs, extending the maturity to 2028 and enhancing our financial flexibility with a cash balance of approximately $900 million. This cash position, along with access to our largely undrawn $500 million credit facility, brings our total liquidity to over $1.4 billion, enabling us to cover our portion of Côté's capital expenditures. Project engineering at Côté is now 66% complete, as early works continue and permitting advances to enable construction activities. Looking to the fourth quarter, production will be underpinned by Essakane and by Saramacca's contribution to Rosebel. As reported Monday, we had a seismic event at Westwood, with all employees safely brought above ground. I would like to recognize our Westwood team for their safe and successful response to this event. The Westwood mill is expected to restart operations in the next few days while the underground mine operations remain suspended."

"Periodically, we review opportunities to return capital to our shareholders, including a dividend policy and share buyback program, in the context of market conditions, share price, our financial position, capital requirements, forecast performance and realized gold prices. IAMGOLD is committed to delivering superior shareholder returns, with the next thirty months centered on developing our top-tier Côté Gold Project. This project requires significant capital investment funded by our current strong cash position and future cash flows from operations. As Côté Gold becomes operational, dependent on the gold price environment, we expect to generate significant free cash flow. This will allow IAMGOLD to consider its dividend policy through instituting a sustainable dividend or a share repurchase program that would recognize the interests of our shareholders in the Company's anticipated strong performance, while balancing capital allocation between future growth and distributions to shareholders."

THIRD QUARTER 2020 HIGHLIGHTS

• Attributable gold production from continuing operations of 159,000 ounces at cost of sales1 per ounce of $1,098, total cash costs2 per ounce produced of $1,006 and all-in sustaining costs2 per ounce sold of $1,206.

• Attributable gold sales from continuing operations of 162,000 ounces.

• Revenues of $335.1 million, reflecting an average realized gold price of $1,908 per ounce sold.

• Net loss from continuing operations attributable to equity holders was $11.6 million, or $0.02 per share.

• Adjusted net earnings from continuing operations attributable to equity holders2 was $52.1 million, or $0.11 per share2.

• Net cash from operating activities was $105.1 million, a 45% increase over the second quarter.

• Net cash from operating activities before changes in working capital2 was $108.4 million, a 37% increase over the second quarter.

• Mine-site free cash flow2 was $80.0 million, a 51% increase over the second quarter.

• IAMGOLD remains in a solid liquidity position with cash, cash equivalents, short-term investments and restricted cash increasing by $61.7 million over the second quarter to $928.0 million, as at September 30, 2020.

OPERATING PERFORMANCE

• Attributable gold production from continuing operations was 159,000 ounces, down 15,000 ounces from the same prior year period mainly due to lower production at Rosebel as a result of the work stoppage during July 2020, and up 4,000 ounces from the second quarter 2020.

• Attributable gold sales from continuing operations were 162,000 ounces, down 9,000 ounces from the same prior year period, and up 9,000 ounces from the second quarter 2020.

• Cost of sales1 from continuing operations was $1,098 per ounce, up 11% from the same prior year period primarily due to lower sales volume and higher royalties as a result of an increase in the gold price and realized losses on input cost hedges, and up 7% from the second quarter 2020.

• All-in sustaining costs2 from continuing operations were $1,206 per ounce, up 6% from the same prior year period, and up 1% from the second quarter 2020.

• Total cash costs2 from continuing operations were $1,006 per ounce, up 12% from the same prior year period, and up 8% from the second quarter 2020 primarily due to lower production volume and higher royalties as a result of the increase in the gold price.

• Gold margin2 from continuing operations was $902 per ounce, up $320 per ounce from the same prior year period, and up $113 per ounce from the second quarter 2020.

FINANCIAL RESULTS

• Revenues were $335.1 million, up $60.7 million from the same prior year period, and up $50.5 million from the second quarter 2020, reflecting an average realized gold price of $1,908 per ounce.

• Gross profit was $78.1 million, up $55.3 million from the same prior year period, and up $21.8 million from the second quarter 2020.

• Net loss from continuing operations attributable to equity holders was $11.6 million, or $0.02 per share, compared to net loss from continuing operations of $10.2 million, or $0.02 per share in the same prior year period, and compared to net income from continuing operations of $25.5 million, or $0.05 per share in the second quarter 2020.

• Adjusted net earnings from continuing operations attributable to equity holders2 was $52.1 million, or $0.11 per share2, compared to adjusted net loss from continuing operations2 of $7.2 million, or $0.02 per share2 in the same prior year period, and compared to adjusted net earnings from continuing operations2 of $20.1 million, or $0.04 per share2 in the second quarter 2020.

• Net cash from operating activities was $105.1 million, up $53.3 million from the same prior year period, and up $32.7 million from the second quarter 2020.

• Net cash from operating activities before changes in working capital1 was $108.4 million, up $43.0 million from the same prior year period, and up $29.4 million from the second quarter 2020.

• Mine-site free cash flow2 was $80.0 million, up $56.8 million from the same prior year period, and up $27.0 million from the second quarter 2020.

• Cash, cash equivalents, short-term investments and restricted cash totaled $928.0 million at September 30, 2020. Cash and cash equivalents were $890.6 million, short-term investments were $6.6 million and restricted cash was $30.8 million. $498.3 million was available under the credit facility.

GLOBAL COVID-19 CRISIS

• The global COVID-19 crisis continues to evolve including the continuing imposition of restrictions on the movement of people and goods, social distancing measures, restrictions on group gatherings, quarantine requirements and contact tracing. IAMGOLD has been closely monitoring and taking necessary measures to manage the impact of the COVID-19 crisis on its operations, development projects and exploration activities. IAMGOLD is managing the financial and operational challenges of COVID-19 while rapidly addressing the needs of its employees and the communities where IAMGOLD operates. IAMGOLD continues to work closely with local and national governments and communities on limiting the impact of the COVID-19 crisis on its people and business, and supporting the local efforts to manage the crisis.

• IAMGOLD has taken extensive steps, across its operations and offices, to protect the health and safety of employees, contractors and local communities in response to the COVID-19 crisis. These steps included: implementation of sanitary measures recommended by Health Authorities and COVID-19 prevention protocols. The protocols address risk controls, including: restricting site access to employees, contractors and incoming supplies; screening processes (introduction of Antigen test kits and the use of thermal cameras to check temperatures before entering the site); physical distancing; the use of personal protective equipment; arranging additional transportation buses and increasing on-site medical personnel. Along with these measures, 200 beds were added at Essakane and a project to add 300 beds at Rosebel is in development and planned to be completed in the first quarter 2021.

• Additional measures included reconfiguration of site facilities to accommodate physical distancing rules, setting up of a field hospital, 24/7 ambulance service and air evacuation plans for emergency situations at the Essakane mine site. As well, detailed safety procedures were developed, communication channels were created for questions and concerns, and regular inspections were conducted by internal site health professionals and by the local health authorities to ensure these measures were appropriately implemented and consistently followed.

• Given the surge of COVID-19 infections in the region, a number of personnel at the Rosebel Gold Mine operations in Suriname were diagnosed with COVID-19. In conjunction with the Surinamese Health Authorities, Rosebel implemented all required preventive measures, including the disinfecting of sleeping quarters and work areas. The beginning of the quarter showed a steeper curve of new cases as the measures were being implemented. These measures were proven to be effective with a flat curve of new cases through the remainder of the third quarter. Strict protocols ensured that personnel exhibiting flu like symptoms were immediately isolated and tested. Positive cases were managed by the Health Authorities, and isolated in governmental quarantine locations in Paramaribo. By the end of the third quarter 2020, 98% of affected personnel had recovered.

• In line with IAMGOLD's COVID-19 safety protocols, additional steps have been taken to protect the health and safety of employees and contractors at the Côté Gold Project which include screening of all personnel and visitors entering the site and the mandatory use of masks in vehicles, common areas, or where social distancing is not possible.

STRATEGIC DEVELOPMENTS

IAMGOLD's transformational strategy centres on delivering the lower cost Côté Gold Project, de-risking the Boto Gold Project, optimizing our current operations and continuing to invest in our pipeline of brownfield and greenfield exploration. Together with our financial strategy of maintaining a strong balance sheet, opportunistically securing favourable hedges on cost inputs and protective hedges on a portion of gold production during Côté construction, we believe IAMGOLD is positioned to deliver on its goal of superior returns to shareholders.

Financial

• On September 8, 2020, IAMGOLD issued a notice to redeem its 7% Senior Notes due 2025 for a total amount of $421.3 million and funded the redemption on September 29, 2020 and the indenture governing the 2025 Notes was satisfied and discharged on this date.

• On September 23, 2020, IAMGOLD announced that it had completed its private offering of $450 million aggregate principal amount of 5.75% Senior Notes ("Notes") due 2028. IAMGOLD used the net proceeds from the offering of the Notes to fund the redemption of all of its outstanding 7% Senior Notes due 2025 and for general corporate purposes.

• The redemption of the 7% Senior Notes and issuance of the 5.75% Senior Notes will result in lower interest expense over an extended term. The redemption also resulted in a cash loss of $21.3 million that is expected to be offset by lower interest expense over the remaining term of the 7% Notes.

• During the third quarter 2020, IAMGOLD implemented a gold hedging strategy to mitigate gold price exposure and to further de-risk the balance sheet during the Côté Gold Project construction period. IAMGOLD intends, under appropriate conditions, to hedge 15% to 20% of total production between 2021 and mid-2023 through a combination of options and/or collars (see news release dated July 21, 2020). During the quarter, IAMGOLD executed gold bullion collar option contracts with strike prices of $1,800 to $3,000 per ounce on 114,000 ounces for 2021 and 18,000 ounces for 2022, for which premiums of $5.3 million were paid.

• Subsequent to the end of the third quarter 2020, IAMGOLD added to its gold hedge position for 2021 with a zero cost collar with strike prices of $1,600 to $2,505 per ounce on 28,000 ounces as well as a collar with strike prices of $1,700 to $2,800 per ounce on 50,040 ounces, for which a premium of $1.3 million was paid.

• During the third quarter 2020, IAMGOLD executed zero cost collar option contracts based on the West Texas Intermediate ("WTI") benchmark, in the range of $33.80 to $50.00 per barrel, from January 2021 to July 2023 to hedge attributable fuel consumption related to the Côté Gold Project. These contracts represent approximately 90% of anticipated attributable fuel consumption during construction. IAMGOLD also hedged C$65 million of the Project's Canadian dollar exposure at an average forward contract rate of $1.3604 from April 2023 to July 2023. These contracts represent approximately 6% of the attributable Canadian dollar capital expenditures on the Project.

• Following the new bond issuance, both Moody's and S&P re-affirmed their ratings of B1 and B+, respectively for IAMGOLD.

• In a recent ESG assessment, Moody's affiliate Vigeo Eiris ranked IAMGOLD 4th out of 45 sector peers,with notable strengths in community involvement, environmental strategy, health & safety and governance.

• IAMGOLD lowered its 2020 total attributable gold production guidance to the range of 630,000 to 680,000 ounces due to the suspension of operations at Westwood resulting from a seismic event subsequent to the quarter.

• IAMGOLD revised upwards its 2020 cost of sales1 per ounce sold and total cash costs2 per ounce produced guidance to the range of $1,045 to $1,075 and $980 to $1,010, respectively, to reflect higher costs incurred from processing lower grade stockpiles to compensate for lower levels of production as a result of the COVID-19 crisis.

• IAMGOLD revised upwards its 2020 all-in sustaining costs2 per ounce sold guidance to the range of $1,240 to $1,270 to reflect higher operating costs incurred to date, lower production at Westwood and higher royalties.

• IAMGOLD maintained its 2020 depreciation expense guidance range of $245 million to $255 million.

• IAMGOLD maintained its cash taxes guidance range of $30 million to $45 million.

• IAMGOLD reduced its 2020 capital expenditures guidance by $25 million to $315 million (±5%) primarily due to the timing of expenditures on the Côté Gold and Boto Gold Projects and lower expected capital expenditures at Westwood.

• IAMGOLD has withdrawn its 2021 production guidance and expects to provide its regular annual guidance in early 2021.

Exploration

• On August 11, 2020, IAMGOLD reported additional assay results from its 2020 diamond drilling program at the Nelligan Gold Project in Canada. Drilling highlights included: 39.1 metres grading 2.14 g/t Au, 34.5 metres grading 1.85 g/t Au, and 5.1 metres grading 2.81 g/t Au.

• On August 13, 2020, IAMGOLD reported assay results from its 2020 drilling program at the Monster Lake Project in Canada. Drilling highlights included: 3.8 metres grading 16.9 g/t Au, 2.82 metres grading 5.63 g/t Au, and 12.3 metres grading 2.09 g/t Au.

• On August 20, 2020, IAMGOLD reported additional assay results from its 2020 diamond drilling program at the Rouyn Gold Project in Canada. Drilling highlights included: 4.1 metres grading 10.4 g/t Au, 8.9 metres grading 4.3 g/t Au, and 7.4 metres grading 8.3 g/t Au.

Development and Operations

• On July 21, 2020, IAMGOLD, together with joint venture partner Sumitomo Metal Mining Co., Ltd. ("SMM") announced the decision to proceed with the construction of the Côté Gold Project. During the third quarter 2020, Early Works activities were ongoing, including for the camp pad, fish salvage, site access roads and aggregate production. The permit to take water was received on August 21, 2020 as well as an Environmental Compliance Approval for dewatering the tailings management facility ("TMF") ponds in time to begin the TMF fish salvage activities. Project engineering is approximately 66% complete.

• On August 5, 2020, IAMGOLD filed a National Instrument ("NI") 43-101 Technical Report for its Westwood mine, confirming the details of a safe and profitable operation and re-affirmed long-term production guidance originally disclosed in December 2019. The NI 43-101 Technical Report incorporated modified mining methods, operational practices and revised productivity assumptions. In this context, total attributable reserves decreased by 48% to 0.618 million ounces (2.698 million tonnes grading 7.1 g/t Au), with the balance of reserve ounces being reclassified to resource ounces. While overall mineral resources have remained largely unchanged at 4.764 million tonnes grading 10.2 g/t Au for a total of 1.557 million ounces in measured and indicated resources, mineral reserves were impacted primarily by more conservative geotechnical assumptions related to specific zones located in higher seismic risk areas. As is typical for underground operations, and supported by reasonable assumptions in-line with historical operating experience, IAMGOLD continues to work on converting its significant underground mineral resources to mineral reserves over time.

• The Rosebel mine in Suriname resumed operations on July 24, 2020 after a work stoppage initiated by the Rosebel Union on June 12, 2020 (see news releases dated June 16, 2020 and July 24, 2020).

Organizational Changes

• On August 5, 2020, IAMGOLD announced the retirement of Carol Banducci, EVP and CFO, effective March 31, 2021 and the retirement of Jeffery Snow, General Counsel and SVP Business Development, effective August 31, 2020. IAMGOLD's succession program is in progress.

Subsequent to the Quarter

• On November 2, 2020, IAMGOLD reported that a seismic event occurred at Westwood on October 30, 2020. All employees were brought safely above ground. The appropriate government authorities were notified and the cause of the seismic event is being investigated. IAMGOLD is expected to restart milling operations in the next few days to process stockpile and Grand Duc open pit ore. The Westwood underground mine operations are suspended pending the results of the investigation and while a business recovery plan is being assessed.

UPCOMING GROWTH CATALYSTS

• Over the fourth quarter 2020, IAMGOLD expects to obtain further key permits for construction work at the Côté Gold Project and advance Early Works in preparation for the Major Earthworks activities, which commence in the second quarter 2021.

• At Westwood, work is being done to evaluate the Fayolle deposit, which, pending permitting, is targeted to provide incremental feed commencing in the fourth quarter 2022 to the Westwood mill as part of its "hub-and-spoke" model. This model exploits the significant mill capacity available at Westwood to bring forward regional exploration value from assets like Fayolle and the optioned Rouyn Gold Project and enhance the overall value of Westwood with incremental production growth from such supplementary feed.

• IAMGOLD continues de-risking activities at the Boto Gold Project, by advancing engineering, building access infrastructure, and progressing with environmental and social programs to support the project development. Building on its exploration success along the Senegal-Mali Shear Zone with several other discoveries located within 15 kilometres of the Boto Gold Project in adjacent countries, IAMGOLD has also initiated a strategic study, referred to as the "Bambouk Gold Complex," to advance resource evaluation and delineation at the Diakha-Siribaya and Karita projects to support the evaluation of various potential development scenarios and identify regional synergies.

• IAMGOLD continues to advance various ongoing and planned delineation and resource evaluation drilling programs at selected projects including the Nelligan Gold, the Monster Lake and the Rouyn Gold projects in Quebec, the Gosselin discovery on the Côté Gold property in Ontario, and the Karita Gold discovery in Guinea.

SUMMARY OF FINANCIAL AND OPERATING RESULTS

	Three months ended September 30,		Nine months ended September 30,
Financial Results ($ millions, except where noted)	2020	2019	2020	2019
Continuing Operations
Revenues	$335.1	$274.4	$894.2	$771.9
Cost of sales	$257.0	$251.6	$727.9	$743.4
Gross profit	$78.1	$22.8	$166.3	$28.5
Net loss from continuing operations attributable to equity holders of IAMGOLD	$(11.6)	$(10.2)	$(20.5)	$(69.5)
Net loss from continuing operations attributable to equity holders of IAMGOLD ($/share)	$(0.02)	$(0.02)	$(0.04)	$(0.15)
Adjusted net earnings (loss) from continuing operations attributable to equity holders of IAMGOLD[1]	$52.1	$(7.2)	$68.6	$(33.8)
Adjusted net earnings (loss) from continuing operations attributable to equity holders of IAMGOLD ($/share)[1]	$0.11	$(0.02)	$0.15	$(0.07)
Net cash from operating activities	$105.1	$51.8	$218.9	$100.5
Net cash from operating activities before changes in working capital[1]	$108.4	$65.4	$260.2	$141.3
Mine-site free cash flow[1]	$80.0	$23.2	$145.5	$3.7
Key Operating Statistics
Gold sales - attributable (000s oz)	162	171	474	523
Gold production - attributable (000s oz)	159	174	484	531
Average realized gold price[1] ($/oz)	$1,908	$1,483	$1,747	$1,368
Cost of sales[2] ($/oz)	$1,098	$986	$1,061	$963
Total cash costs[1] ($/oz)	$1,006	$901	$979	$894
All-in sustaining costs[1] ($/oz)	$1,206	$1,137	$1,209	$1,129
Gold margin[1] ($/oz)	$902	$582	$768	$474

1 This is a non-GAAP measure. Refer to the non-GAAP performance measures section of IAMGOLD's MD&A.

2 Cost of sales, excluding depreciation, as disclosed in note 31 of IAMGOLD's consolidated interim financial statements expressed on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane and 5% at Rosebel).

THIRD QUARTER 2020 SUMMARY

Financial Performance

• Revenues from continuing operations for the third quarter 2020 were $335.1 million, up $60.7 million or 22% from the same prior year period. The increase was primarily due to a higher realized gold price ($74.4 million) and higher sales volume at Essakane ($9.8 million) and Westwood ($1.0 million), partially offset by lower sales volume at Rosebel ($24.7 million).

• Cost of sales from continuing operations for the third quarter 2020 was $257.0 million, up $5.4 million or 2% from the same prior year period. The increase was due to higher operating costs ($6.6 million) and higher royalties ($3.4 million) partially offset by lower depreciation expense ($4.6 million).

• Depreciation expense from continuing operations for the third quarter 2020 was $65.3 million, down $4.6 million or 7% from the same prior year period. The decrease was primarily due to lower depreciation at Westwood resulting from the impairment charge recorded in the fourth quarter 2019.

• Income tax expense for the third quarter 2020 was $9.3 million, up $0.7 million from the same prior year period. Income tax expense for the third quarter 2020 comprised current income tax expense of $19.1 million (September 30, 2019 - $15.8 million) and deferred income tax recovery of $9.8 million (September 30, 2019 - deferred income tax recovery of $7.2 million). The increase in income tax expense was primarily due to changes to deferred income tax assets and liabilities, differences in the impact of fluctuations in foreign exchange, and differences in the level of taxable income in IAMGOLD's operating jurisdictions from one period to the next.

• Net loss from continuing operations attributable to equity holders for the third quarter 2020 was $11.6 million, or $0.02 per share, compared to net loss of $10.2 million, or $0.02 per share in the same prior year period. The increase in net loss was primarily due to lower interest income, derivatives and other investment gains (losses) ($46.8 million), primarily due to the loss on redemption of the 7% Senior Notes, and higher other expenses ($13.1 million), primarily due to COVID-19 expenses, partially offset by higher gross profit ($55.3 million).

• Adjusted net earnings from continuing operations attributable to equity holders2 was $52.1 million, or $0.11 per share2, compared to adjusted net loss from continuing operations2 of $7.2 million, or $0.02 per share2 in the same prior year period.

• Net cash from operating activities for the third quarter 2020 was $105.1 million, up $53.3 million from the same prior year period. The increase was primarily due to higher earnings after non-cash adjustments ($51.9 million) and lower movements in non-cash working capital items and non-current ore stockpiles ($10.3 million), partially offset by the settlement of derivatives ($6.9 million)

• Net cash from operating activities before changes in working capital2 for the third quarter 2020 was $108.4 million, up $43.0 million from the same prior year period.

• Mine-site free cash flow2 was $80.0 million, up $56.8 million from the same prior year period, and up $27 million from the second quarter 2020.

Financial Position

• Our cash, cash equivalents, short-term investments and restricted cash were $928.0 million at September 30, 2020, up $63.2 million from December 31, 2019. The increase was primarily due to cash generated from operating activities ($218.9 million) and net proceeds from issuance of the 5.75% Senior Notes ($443.6 million), partially offset by the redemption of the 7% Senior Notes ($421.3 million) and spending on Property, plant and equipment ($186.3 million).

Production and Costs

• Attributable gold production from continuing operations was 159,000 ounces for the third quarter 2020, down 15,000 ounces from the same prior year period. The decrease was primarily due to lower production at Rosebel (13,000 ounces) as a result of the work stoppage during July 2020.

• Attributable gold sales from continuing operations were 162,000 ounces for the third quarter 2020, down 9,000 ounces from the same prior year period. The decrease was due to lower sales volume at Rosebel (16,000 ounces), partially offset by higher sales volume at Essakane (6,000 ounces) and at Westwood (1,000 ounces).

• Cost of sales1 per ounce from continuing operations for the third quarter 2020 was $1,098, up 11% from the same prior year period primarily due to realized losses on input cost hedges, higher royalties as a result of an increase in the gold price and lower sales volumes.

• Total cash costs2 per ounce produced from continuing operations for the third quarter 2020 were $1,006, up 12% from the same prior year period primarily due to lower production volume and higher royalties as a result of the increase in the gold price.

• All-in sustaining costs2 per ounce sold from continuing operations for the third quarter 2020 were $1,206, up 6% from the same prior year period primarily due to higher cost of sales per ounce partially offset by lower sustaining capital expenditures.

Commitment to Zero Harm Continues

• The DART rate3, representing the frequency of all types of serious injuries across all sites and functional areas for the third quarter 2020 was 0.36, below IAMGOLD's target of 0.57. IAMGOLD continues the implementation of several initiatives, including a behaviour-based safety program, to ensure a safer work environment.

COVID-19 Crisis

• In response to the global COVID-19 crisis, IAMGOLD has taken extensive steps to protect the health and safety of employees and contractors.

• As the global COVID-19 crisis evolved, IAMGOLD adjusted and expanded the extensive measures previously implemented to protect the health and safety of employees, contractors and local communities. These measures included training on new procedures and sanitary measures recommended by Health Authorities, adjusted work schedules, physical distancing and protective equipment, restricted site access, screening processes for employees, contractors and incoming supplies, use of thermal cameras to check temperatures before site entrance, and arranging additional transportation buses and on-site medical personnel. In addition, the number of living quarters at Essakane and Rosebel were increased. Initially the on-site workforce was limited to essential personnel only. As IAMGOLD's COVID-19 health and safety protocols were embedded in the operations, the workforce was expanded with Essakane now at normal capacity and Rosebel expected to reach normal capacity in the first quarter 2021.

ATTRIBUTABLE GOLD PRODUCTION AND COSTS

	Gold Production (000s oz)		Cost of Sales[1] ($ per ounce)		Total Cash Costs[2] ($ per ounce produced)		All-in Sustaining Costs[2,3] ($ per ounce sold)
Three months ended September 30,	2020	2019	2020	2019	2020	2019	2020	2019
Continuing operations
Essakane (90%)	94	96	$1,050	$925	$954	$866	$1,054	$1,021
Rosebel (95%)	42	55	1,049	1,122	987	968	1,164	1,198
Westwood (100%)[4,5]	23	23	1,387	915	1,254	889	1,515	1,033
	159	174	$1,098	$986	$1,006	$901	$1,206	$1,137
Cost of sales[1] ($/oz)			$1,098	$986
Cash costs, excluding royalties					$912	$833
Royalties					94	68
Total cash costs[2]					$1,006	$901
All-in sustaining costs[2,3]							$1,206	$1,137

	Gold Production (000s oz)		Cost of Sales[1] ($ per ounce)		Total Cash Costs[2] ($ per ounce produced)		All-in Sustaining Costs[2,3] ($ per ounce sold)
Nine months ended September 30,	2020	2019	2020	2019	2020	2019	2020	2019
Continuing operations
Essakane (90%)	261	274	$1,036	$926	$939	$878	$1,076	$1,035
Rosebel (95%)	158	195	1,045	976	980	925	1,194	1,121
Westwood (100%)[4,5]	65	62	1,197	1,079	1,140	866	1,304	1,062
	484	531	$1,061	$963	$979	$894	$1,209	$1,129
Cost of sales[1] ($/oz)			$1,061	$963
Cash costs, excluding royalties					$897	$832
Royalties					82	62
Total cash costs[2]					$979	$894
All-in sustaining costs[2,3]							$1,209	$1,129

1 Cost of sales, excluding depreciation, as disclosed in note 31 of IAMGOLD's consolidated interim financial statements expressed on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane and 5% at Rosebel).

2 This is a non-GAAP measure. Refer to the non-GAAP performance measures section of IAMGOLD's MD&A.

3 All-in sustaining costs include corporate general and administrative costs. Refer to all-in sustaining costs reconciliation on page 33 of IAMGOLD's MD&A.

4 Cost of sales per ounce sold for Westwood does not include the impact of normalization of costs for the three and nine months ended September 30, 2020 of $nil and $nil per ounce (three and nine months ended September 30, 2019 - $nil and $174 per ounce), respectively.

5 Total cash costs per ounce produced and all-in sustaining costs per ounce sold for Westwood include the impact of normalization of costs for the three and nine months ended September 30, 2020 of $nil and $nil per ounce (three and nine months ended September 30, 2019 - $nil per ounce produced and $174 per ounce sold, respectively).

OUTLOOK

IAMGOLD Full Year Attributable Guidance[1,2]	Revised	Previous
Essakane (000s oz)	350 - 370	350 - 370
Rosebel (000s oz)	210 - 230	210 - 230
Westwood (000s oz)	70 - 80	85 - 100
Total attributable production (000s oz)	630 - 680	645 - 700

Cost of sales[3] ($/oz)	$1,045 - $1,075	$990 - $1,030

Total cash costs[4,5] ($/oz)	$980 - $1,010	$940 - $980

All-in sustaining costs[4,5] ($/oz)	$1,240 - $1,270	$1,195 - $1,245

1 The revised outlook is based on 2020 full year assumptions with an average realized gold price of $1,750 per ounce, USDCAD exchange rate of 1.31, EURUSD exchange rate of 1.18 and average crude oil price of $40 per barrel.

2 The previous outlook is based on 2020 full year assumptions with an average realized gold price of $1,675 per ounce, USDCAD exchange rate of 1.36, EURUSD exchange rate of 1.12 and average crude oil price of $40 per barrel.

3 Cost of sales, excluding depreciation, is on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane and 5% at Rosebel).

4 This is a non-GAAP measure. Refer to the non-GAAP performance measures section of IAMGOLD's MD&A.

5 Consists of Essakane, Rosebel, and Westwood on an attributable basis.

GOLD PRODUCTION, COST OF SALES, TOTAL CASH COSTS AND ALL-IN SUSTAINING COSTS

IAMGOLD lowered its 2020 total attributable gold production guidance to the range of 630,000 to 680,000 ounces due to the suspension of operations at Westwood resulting from the seismic event subsequent to the third quarter 2020.

To safely achieve the full year production guidance, IAMGOLD is expected to incur incremental costs including charter flights for gold shipments, increased number of sleeping quarters, adjusted work schedules and transport, expediting key supplies, additional security and screening measures, and personal protective equipment to protect IAMGOLD's workforce. Higher royalty expenses are expected due to the higher gold price expected in the year.

IAMGOLD revised upwards its 2020 cost of sales1 per ounce sold and total cash costs2 per ounce produced guidance to the range of $1,045 to $1,075 and $980 to $1,010, respectively, to reflect higher costs incurred from processing lower grade stockpiles to compensate for lower levels of production as a result of the COVID-19 crisis.

IAMGOLD revised upwards its 2020 all-in sustaining costs2 per ounce sold guidance to the range of $1,240 to $1,270 to reflect higher operating costs incurred to date, lower production at Westwood and higher royalties.

DEPRECIATION EXPENSE

Depreciation expense in 2020 is expected to be in the range of $245 million to $255 million.

INCOME TAXES

IAMGOLD expects to pay cash taxes in the range of $30 million to $45 million in 2020. IAMGOLD is subject to income tax in several jurisdictions, at various tax rates. However, the consolidated effective tax rate for IAMGOLD is subject to significant fluctuations period over period due to: expenditures and revenues recognized only for financial accounting purposes or only for income tax purposes; income tax unrelated to the income or loss before taxes for the current period, such as withholding taxes; and adjustments for deferred tax purposes that are not directly related to the income or loss before taxes for the current period, such as foreign exchange rate changes. In addition, adjustments to deferred income tax assets and/or liabilities may be recorded during the year.

CAPITAL EXPENDITURES OUTLOOK

	Revised			Previous
($ millions)	Sustaining[1]	Non-sustaining (Development/ Expansion)[2]	Total	Sustaining[1]	Non-sustaining (Development/ Expansion)[2]	Total
Essakane	$40	$70	$110	$40	$65	$105
Rosebel	50	40	90	50	40	90
Westwood	15	10	25	25	18	43
	105	120	225	115	123	238
Côté Gold (70%)	-	66	66	-	77	77
Boto Gold	-	24	24	-	25	25
Total[3,4,5] (±5%)	$105	$210	$315	$115	$225	$340

1 Sustaining capital includes capitalized stripping of $5 million for Rosebel.

2 Non-sustaining capital includes capitalized stripping of $50 million for Essakane and $15 million for Rosebel.

3 Includes $10 million of capitalized exploration and evaluation expenditures. Refer to the Exploration section of IAMGOLD's MD&A.

4 Capitalized borrowing costs are not included.

5 In addition to the above capital expenditures, $15 million in total principal lease payments are expected.

IAMGOLD reduced its 2020 capital expenditure guidance by $25 million to $315 million (±5%). Guidance for sustaining capital expenditures and non-sustaining capital expenditures decreased by $10 million and $15 million, respectively, compared to the previous guidance. The $10 million decrease in sustaining capital expenditures was due to lower expected capital expenditures at Westwood. The $15 million decrease in non-sustaining capital expenditures was due to the timing of expenditures on the Côté Gold and Boto Gold Projects of $11 million and $1 million, respectively, and a $8 million decrease at Westwood, partially offset by a $5 million increase at Essakane.

2021 GUIDANCE

IAMGOLD has withdrawn its 2021 production guidance and expects to provide its regular annual guidance in early 2021. IAMGOLD also expects to provide capital expenditure guidance in early 2021, which would include expenditures related to the Côté Gold Project construction decision on July 21, 2020, as well as higher capitalized stripping incorporating amounts deferred from 2020 due to the COVID-19 crisis.

IAMGOLD's expected go-forward capital expenditures (exclusive of sunk costs) from July 1, 2020, for its 70% share of the Project construction costs, net of leasing, are in the range of $875 million to $925 million.

OPERATIONS ANALYSIS BY MINE SITE

Essakane Mine - Burkina Faso (IAMGOLD interest - 90%)

Attributable gold production for the third quarter 2020 was lower by 2% compared to the same prior year period due to lower mill throughput resulting from planned maintenance shutdowns for proactive replacement of critical parts. In addition, recoveries were lower by 7% due to ore mined from more graphitic zones. The impacts of lower throughput and recovery were partially offset by a 22% increase in grades compared to the same prior year period as mining crews focused on high grade zones. Gold sales for the third quarter 2020 were higher by 6% compared to the same prior year period.

Material mined in the third quarter 2020 was 2% lower compared to the same prior year period as a higher level of precipitation resulted in higher waste mining in upper areas of the pit and lower ore mining at the bottom of the pit. Approximately 96% of the equipment required for the Mill Upgrade Project (the "Upgrade") had been received by the end of the third quarter. Despite the challenge of seasonal conditions, construction of the concrete foundation commenced as planned during the quarter. Due to delays in fabrication and international delivery schedules as a result of the COVID-19 crisis, the Upgrade is scheduled to be completed in the first quarter 2021.

As COVID-19 health and safety protocols were embedded in the operations, the workforce was expanded with Essakane now at normal capacity. To accommodate the increased workforce, a project to add 200 beds was completed in the third quarter 2020 for alignment with COVID-19 protocols.

Cost of sales per ounce sold for the third quarter 2020 was higher by 14% compared to the same prior year period primarily due to higher operating costs, reflecting increased cyanide consumption due to changing ore characteristics, earlier than expected replacement of mill liners and higher royalties resulting from higher realized gold prices slightly offset by higher sales volume.

Total cash costs per ounce produced for the third quarter 2020 were higher by 10% compared to the same prior year period primarily due to lower production volume and higher royalties driven by higher realized gold prices.

All-in sustaining costs per ounce sold for the third quarter 2020 were higher by 3% compared to the same prior year period, primarily due to higher cost of sales per ounce offset by lower sustaining capital expenditures.

Sustaining capital expenditures for the third quarter 2020 of $6.1 million included capital spares of $3.1 million, security of $1.2 million, mobile and mill equipment of $0.6 million, and generator overhaul and resource development of $0.4 million, and other sustaining projects of $0.8 million. Non-sustaining capital expenditures of $16.6 million included capitalized stripping of $12.6 million, tailings and liners of $2.3 million and other non-sustaining capital of $1.7 million.

Outlook

IAMGOLD maintained Essakane's 2020 attributable production guidance range of 350,000 to 370,000 ounces. The mine continues to proactively undertake several COVID-19 related risk mitigation measures to limit the level of interaction within the workforce to support safe continuation of operations. Capital expenditures are expected to be approximately $110 million, comprising $40 million of sustaining capital expenditures and $70 million of non-sustaining capital expenditures.

Rosebel Mine - Suriname (IAMGOLD interest - 95%)

Rosebel resumed operations on July 24, 2020 after a work stoppage was initiated by the Rosebel Union on June 12, 2020 (see news releases dated June 16, 2020 and July 24, 2020).

Attributable gold production for the third quarter 2020 was lower by 24% compared to the same prior year period due to lower throughput and ore mined resulting from the temporary work stoppage. However, the lower attributable production was partially offset by grades that were 25% higher compared to the same prior year period as access to the Saramacca pit resulted in ore feed of 544,000 tonnes containing a higher grade of 1.46 g/t Au.

The Saramacca haul road is expected to be completed in the fourth quarter 2020. Due to various COVID-19 related delays, such as reduced camp space to maintain newly implemented social distancing requirements, additional non-critical Saramacca infrastructure will be completed during the first half of 2021.

As COVID-19 health and safety protocols were embedded in the operations, the workforce recall was expanded with Rosebel expected to reach normal capacity and achieve 90% to 95% of mining capacity in the first quarter 2021. To accommodate the full workforce under the COVID-19 protocols, a project is underway that is expected to add an additional 300 beds by that time. The Mill was operating at its normal rate by the end of July with ore sourced mainly from stockpiles. Mine direct feed is planned to increase with the augmented manpower on site in the first quarter 2021.

IAMGOLD's collective labour agreement with the Rosebel Union expired on August 15, 2020. Negotiations are underway on a new agreement.

Cost of sales per ounce sold for the third quarter 2020 was lower by 7% compared to the same prior year period. This was primarily due to lower mining and milling costs partially offset by decreased sales volume as a result of the temporary work stoppage.

Total cash costs per ounce produced for the third quarter 2020 were higher by 2% compared to the same prior year period primarily due to lower production volume resulting from the temporary work stoppage partially offset by higher royalties from higher realized gold prices.

All-in sustaining costs per ounce sold for the third quarter 2020 were lower by 3% compared to the same prior year period primarily due to lower cost of sales per ounce and lower sustaining capital expenditures resulting from COVID-19 related delivery delays and resource limitations.

Sustaining capital expenditures for the third quarter 2020 of $5.5 million included capital spares of $1.2 million, mill equipment of $1.1 million, building upgrades of $0.9 million, resource development of $0.9 million, tailings management of $0.5 million, and other sustaining projects of $0.9 million. Non-sustaining capital expenditures of $5.8 million included $4.4 million on the Saramacca Project, $0.9 million of capitalized stripping and $0.5 million on camp room capacity increases resulting from the COVID-19 crisis.

Outlook

IAMGOLD maintained Rosebel's 2020 attributable production guidance range of 210,000 to 230,000 ounces. Capital expenditures are expected to be approximately $90 million, comprising $50 million of sustaining capital expenditures and $40 million of non-sustaining capital expenditures.

Westwood Mine - Canada (IAMGOLD interest - 100%)

The mill optimization strategy has been a continued focus during the third quarter 2020, as the site supplemented higher grade underground ore with lower grade ore sourced from the adjacent Grand Duc satellite deposit. In line with this strategy, there are plans to begin permitting and detailed engineering on the Fayolle property which was acquired in the prior quarter.

Gold production for the third quarter 2020 was consistent with the same prior year period as the impact of lower grades from the underground operations due to stope sequencing was offset by higher throughput from the Grand Duc satellite deposit. The mill experienced record throughput levels during the months of August and September.

Underground development continued to progress in the third quarter 2020 to open up access to new mining areas with lateral development of approximately 1,885 metres, averaging 20 metres per day.

Cost of sales per ounce sold and cash costs per ounce produced for the third quarter 2020 were higher by 52% and 41%, respectively, compared to the same prior year period, primarily due to additional costs from mining Grand Duc.

All-in sustaining costs per ounce sold for the third quarter 2020 was higher by 47% compared to the same prior year period primarily due to higher cost of sales per ounce sold and higher sustaining capital expenditures resulting from the replacement of a jaw crusher and increased deferred development in operating zones.

Sustaining capital expenditures for the third quarter 2020 of $4.7 million included deferred development and underground construction of $3.3 million, underground equipment of $1.3 million and other sustaining capital expenditures of $0.1 million. Non-sustaining capital expenditures of $3.2 million included deferred development and underground construction of $2.5 million and other non-sustaining expenditures of $0.7 million.

Westwood was placed on care and maintenance on March 25, 2020, along with other mining companies province-wide, as directed by the Government of Quebec in response to the COVID-19 crisis as mining was considered a non-essential business. Subsequently on April 15, 2020, Westwood commenced the restart of operations from care and maintenance following the April 13, 2020 confirmation from the Government of Quebec that mining is an essential business. The restart at Westwood was done in accordance with the standards set by the Government of Quebec, the Public Health Directorate and the Commission des normes, de l'équité, de la santé et de la sécurité du travail ("CNESST") to limit the risk of the spread of COVID-19. Ramp-up activities included training employees on new procedures and sanitary measures, adjusted work schedules and transport, and physical distancing and protective equipment.

On November 2, 2020, IAMGOLD reported that a seismic event occurred at Westwood on October 30, 2020. All employees were brought safely above ground. The appropriate government authorities were notified and the cause of the seismic event is being investigated. IAMGOLD is expected to restart milling operations in the next few days to process stockpile and Grand Duc open pit ore. The Westwood underground mine operations are suspended pending the results of the investigation and while a business recovery plan is being assessed.

Outlook

IAMGOLD lowered Westwood's 2020 production guidance to the range of 70,000 to 80,000 ounces due to the suspension of operations at Westwood resulting from the seismic event subsequent to the third quarter 2020. The mine continues to proactively take several COVID-19 related risk mitigation measures to limit the level of interaction within the workforce to support safe continuation of operations underground and on surface. Capital expenditures are expected to be approximately $25 million, comprising $15 million in sustaining capital expenditures and $10 million in non-sustaining capital expenditures.

DISCONTINUED OPERATIONS

Mali - Sadiola Mine (IAMGOLD interest - 41%)

On December 20, 2019, IAMGOLD, together with its joint venture partner, AngloGold Ashanti Limited ("AGA"), entered into an agreement to sell their collective interests in Société d'Exploitation des Mines d'Or de Sadiola S.A. ("Sadiola") to Allied Gold Corp. for a cash consideration of US$105 million. The transaction remains subject to the fulfillment, or waiver, of a number of conditions precedent, including the receipt of certain approvals and releases from the Government of Mali. In addition, upon the fulfillment or waiver of all conditions precedent to the transaction but immediately prior to closing of the transaction, Sadiola will pay a dividend of $15 million pro rata to its shareholders.

As of December 31, 2019, the Sadiola disposal group met the criteria to be classified as held for sale.

In accordance with the pre-emptive rights in the Shareholders' Agreement, IAMGOLD, together with its joint venture partner, AGA, entered into an agreement on September 11, 2020 to sell 2,050 shares of Sadiola each to the Government of Mali for cash consideration of $3.2 million.

IAMGOLD and AGA also amended the agreement with Allied Gold Corp. whereby the amount of shares to be acquired by Allied Gold Corp. was decreased by 4,100 shares and the cash consideration was decreased by $3.2 million. IAMGOLD's total anticipated share of the proceeds from the sale of its 41% interest in Sadiola remains $52.5 million.

The Sadiola disposal group continues to meet the criteria to be classified as held for sale as IAMGOLD remains confident that the conditions precedent will be fulfilled and the sale will close.

Mali - Yatela Mine (IAMGOLD interest - 40%)

On February 14, 2019, Sadiola Exploration Limited ("SADEX"), a subsidiary jointly held by IAMGOLD and AGA, entered into a share purchase agreement with the Government of Mali, whereby SADEX agreed to sell to the Government of Mali its 80% participation in Société d'Exploitation des Mines d'Or de Yatela ("Yatela"), for a consideration of $1. The transaction remains subject to the fulfillment of a number of conditions precedent, among which the adoption of two laws, confirming the change of status of Yatela to a State Entity, and also the creation of a dedicated state agency, notably in charge of mine rehabilitation and closure. As part of the transaction, and upon its completion, IAMGOLD will make a one-time payment of approximately $18.5 million to the said state agency, in an amount corresponding to the estimated costs of completing the rehabilitation and closure of the Yatela mine, and also financing certain outstanding social programs. Upon completion and this payment being made, SADEX and its affiliated companies will be released of all obligations relating to the Yatela mine, including those relating to rehabilitation, mine closure and the financing of social programs.

As of March 31, 2019, the Yatela disposal group met the criteria to be classified as held for sale. The Yatela disposal group continues to meet the criteria to be classified as held for sale as IAMGOLD remains confident that the conditions precedent will be fulfilled and the sale will close.

Together the Sadiola and Yatela disposal groups are considered a separate geographical area of operation and have therefore been presented as discontinued operations in the Consolidated statement of earnings (loss).

DEVELOPMENT PROJECTS

Côté Gold Project, Canada

The Côté Gold Project is a 70:30 joint venture between IAMGOLD as the operator, and Sumitomo Metal Mining Co., Ltd. ("SMM"). At a gold price of $1,700, the Project (on a 100% basis) is expected to have a net present value of $2.0 billion and an internal rate of return of 22.4% (see news release dated July 21, 2020).

As at December 31, 2019, the Project reported (on a 100% basis) proven and probable mineral reserves of 233.0 million tonnes grading 1.0 g/t Au for 7.3 million contained ounces. Measured and indicated resources (inclusive of reserves) totaled 365.5 million tonnes grading 0.9 g/t Au for 10.2 million contained ounces, and inferred resources totaled 189.6 million tonnes grading 0.6 g/t Au for 3.8 million contained ounces (see news release dated February 18, 2020).

On July 21, 2020, IAMGOLD, together with SMM announced the decision to proceed with the construction of the Project.

In line with IAMGOLD's COVID-19 safety protocols, additional steps have been taken to protect the health and safety of employees and contractors at the Project which include screening of all personnel and visitors entering the site and the mandatory use of masks in vehicles, common areas, or where social distancing is not possible.

The planned construction schedule is 32 months, with the following key milestones:

• Construction start: Q3 2020

• Major earthworks start: Q2 2021

• Process building enclosed: Q1 2022

• Tailings Management Facility Phase 1 completed: Q4 2022

• Commissioning completed: Q3 2023

• Commercial production: H2 2023

IAMGOLD's expected go-forward capital expenditures (exclusive of sunk costs) from July 1, 2020, for its 70% share of the Project construction costs, net of leasing, are in the range of $875 million to $925 million.

This capital is expected to be expended over the following time period, assuming a go-forward USDCAD exchange rate of 1.35:

• 2020: 10%;

• 2021: 45%;

• 2022: 35%;

• 2023: 10%.

During the third quarter 2020, construction of the Project started as anticipated. Early Works activities were ongoing, including for the camp pad, fish salvage, site access roads and aggregate production.

The permit to take water was received on August 21, 2020 as well as an Environmental Compliance Approval for dewatering the tailings management facility ("TMF") ponds in time to begin the TMF fish salvage activities.

Major earthworks are on track to start in the second quarter 2021. Project engineering is approximately 66% complete.

Drilling activities on the Gosselin Zone resumed during the third quarter and IAMGOLD completed approximately 3,000 metres of diamond drilling. Exploration is focused on infill and step-out drilling to evaluate the resource potential of the Gosselin Zone, located 1.5 km northeast of the Côté deposit, in support of an initial resource estimate expected in 2021.

	Three months ended September 30,		Nine months ended September 30,
($ millions)	2020	2019	2020	2019
Capital expenditures	$14.4	$8.1	$35.1	$24.5

Outlook

During the fourth quarter 2020, the Project will focus on camp construction to increase the current capacity on site and accommodate the ramp-up. Other construction work will also include site preparation and the finalization of fish salvage activities. Detailed engineering will continue to advance and procurement will focus on the fabrication phase for critical equipment. Planned 2020 capital expenditures are expected to be $66 million.

Boto Gold Project, Senegal

During the first quarter 2020, IAMGOLD announced that the Government of the Republic of Senegal approved the exploitation permit application for the Boto Gold Project for an initial period of 20 years. The Government of Senegal has waived its right to a paid-in 25% interest, contingent on the receipt of $7 million payable at the commencement of commercial production. As per the provisions of the mining code, a 10% free-carried interest in IAMGOLD Boto S.A. was transferred to the Republic of Senegal in August 2020. The receipt of the mining permit positions the Project for a development decision and eventual production

During the third quarter 2020, de-risking activities related to the development of the Project continued, with project engineering advancing to approximately 50% complete. Activities included engineering and preparations for access road construction and upgrades as well as the installation of a camp. IAMGOLD also awarded engineering contracts related to plant equipment design as well as for the start of construction of the access road to site. Restrictions related to the COVID-19 crisis have delayed the advancement of certain local site initiatives such as community engagement and environmental activities which will be rescheduled as conditions allow. Exploration activities were restricted during the third quarter due to the rainy season and focused on data compilation of exploration results and target generation to guide future programs within the Boto mining concession. Planned 2020 capital expenditures are expected to be $24 million.

EXPLORATION

IAMGOLD was active at brownfield and greenfield exploration projects in nine countries located in West Africa and the Americas.

In the third quarter 2020, expenditures for exploration and project studies totaled $7.5 million compared to $10.3 million in the same prior year period, of which $5.7 million was expensed and $1.8 million was capitalized. IAMGOLD's accounting policy is to expense exploration costs and capitalize costs of evaluating the technical feasibility and commercial viability of extracting a mineral resource, including those on or adjacent to existing mine sites. The decrease in total exploration expenditures compared to the same prior year period largely reflects the impact of work restrictions and program curtailments experienced across most projects arising from the ongoing global COVID-19 crisis. During the quarter, drilling activities on active projects and mine sites totaled approximately 39,900 metres.

	Three months ended September 30,		Nine months ended September 30,
($ millions)	2020	2019	2020	2019
Exploration projects - greenfield	$4.0	$5.7	$13.7	$21.4
Exploration projects - brownfield[1]	3.5	3.8	11.4	14.3
	7.5	9.5	25.1	35.7
Feasibility and other studies	-	0.8	-	2.6
	$7.5	$10.3	$25.1	$38.3

1 Exploration projects - brownfield for the three months ended September 30, 2020 and 2019 included near-mine exploration and resource development of $1.8 million and $1.6 million, respectively.

OUTLOOK

IAMGOLD has reduced its 2020 exploration expenditure guidance of $52 million to $41 million, excluding project development activities and studies. This is due to the reduction in expected exploration and drilling activity performed during the year as a result of COVID-19 restrictions and the related impact on IAMGOLD's drilling programs. The 2020 resource development and exploration program continues to include approximately 190,000 to 210,000 metres of diamond and reverse circulation ("RC") drilling.

($ millions)	Capitalized[1]	Expensed	Total
Exploration projects - greenfield	$-	$22	$22
Exploration projects - brownfield[2]	10	9	19
	$10	$31	$41

1 The 2020 planned spending for capitalized expenditures of $10 million is included in IAMGOLD's capital spending guidance of $315 million (±5%).

2 Exploration projects - brownfield include planned near-mine exploration and resource development of $10 million.

BROWNFIELD EXPLORATION PROJECTS

IAMGOLD's mine and regional exploration teams continued to conduct systematic brownfield exploration and resource development work during the third quarter 2020 at the Essakane, Rosebel and Westwood operations.

Essakane, Burkina Faso

Overall exploration activities were reduced during the third quarter as is typical during the rainy season. IAMGOLD completed approximately 350 metres of RC infill drilling as part of its program to evaluate the resource potential of the Tassiri satellite prospect, located approximately 8 kilometres southwest of the Essakane Main Zone ("EMZ").

Rosebel, Suriname

During the third quarter 2020, IAMGOLD completed approximately 8,400 metres of infill diamond drilling at the Rosebel, Pay Caro, and J Zone pits on the Rosebel mine concession. Regional exploration activities continued to evaluate various target areas largely focused along the Brokolonko - Saramacca trend. IAMGOLD resumed regional exploration drilling activities at the end of the quarter completing approximately 50 metres of RC drilling aimed at evaluating high-priority targets on the Brokolonko concession.

Westwood, Canada

During the third quarter 2020, underground excavation totaled approximately 1,900 metres of lateral development. In addition, approximately 2,200 metres of surface and approximately 17,000 metres of underground resource development and geotechnical diamond drilling were completed. The underground program focused on infilling known mineralized zones as well as resource definition drilling in areas to be mined. The surface program focused on upgrading inferred resources at the Grand Duc satellite pit, located 3 kilometres west of the Westwood mill.

GREENFIELD EXPLORATION PROJECTS

In addition to the near-mine and brownfield exploration programs described above, IAMGOLD conducted active exploration and drilling programs on a number of early to advanced stage greenfield exploration projects during the third quarter 2020. Highlights included:

Diakha-Siribaya, Mali

IAMGOLD's wholly owned Diakha-Siribaya Gold Project consists of 8 contiguous exploration permits, which cover a total area of 596.5 square kilometres, located in the Kédougou-Kéniéba inlier of the West African Craton region of western Mali along the borders with Senegal and Guinea.

During the third quarter 2020, IAMGOLD completed approximately 650 metres of diamond drilling to test for extensions of the Diakha deposit along strike to the south. Additional exploration activities continued to focus on exploring selected high-priority geochemical and geophysical targets within a 20-kilometre radius of the Diakha deposit.

Karita, Guinea

IAMGOLD's wholly owned Karita Gold Project covers approximately 100 square kilometres, located in Guinea between IAMGOLD's Boto Gold Project in Senegal to the north, and its Diakha-Siribaya Gold Project in Mali to the south.

During the third quarter 2020, exploration efforts continued to focus on logistical preparations and planning for the commencement of a resource evaluation drilling program.

Pitangui, Brazil

IAMGOLD's wholly owned Pitangui Project covers approximately 180 square kilometres, located approximately 110 kilometres northwest of the city of Belo Horizonte, in Minas Gerais State, Brazil.

During the third quarter 2020, all field-based exploration activities continued to be suspended in response to the COVID-19 crisis.

Monster Lake Joint Venture, Canada

The Monster Lake Project, located 50 kilometres southwest of Chibougamau, Quebec, is currently held 75% by IAMGOLD and 25% by TomaGold Corporation.

During the third quarter 2020, IAMGOLD signed an asset purchase agreement with TomaGold to acquire its 25% interest in the Project for total consideration of C$8.5 million payable in cash and shares. The completion of the sale is subject to shareholder and regulatory approvals and is expected to close in the fourth quarter 2020 (see TomaGold's news release dated September 17, 2020). Upon closing, IAMGOLD will have an undivided 100% interest in the project.

In addition, during the third quarter 2020, IAMGOLD reported assay results from the 2020 drilling program focused on testing the Annie Shear Zone in an effort to extend the mineralization intersected during 2019. Reported highlights include: 3.8 metres grading 16.9 g/t Au, 2.82 metres grading 5.63 g/t Au, and 12.3 metres grading 2.09 g/t Au (see news release dated August 13, 2020).

Nelligan Joint Venture, Canada

The Nelligan Gold Project is currently operating as a 75:25 earn-in option to joint venture with Vanstar Mining Resources Inc., with IAMGOLD holding an option to earn an additional 5% interest. The Project is located approximately 15 kilometres south of the Monster Lake Project in the Chapais - Chibougamau area in Quebec.

During the third quarter 2020, IAMGOLD reported additional assay results from the winter drilling program focused on testing the continuity of the Renard Zone and its western extension. Reported highlights include: 39.1 metres grading 2.14 g/t Au, 34.5 metres grading 1.85 g/t Au, and 5.1 metres grading 2.81 g/t Au (see news release dated August 11, 2020).

Drilling activities resumed early in the third quarter and IAMGOLD completed approximately 2,600 metres of diamond drilling focused on infill and step-out drilling at the Renard Zone to evaluate potential resource extensions at depth and along strike.

Rouyn Option, Canada

IAMGOLD holds a purchase option with Yorbeau Resources Inc. ("Yorbeau") for the Rouyn Gold Project, located near the city of Rouyn-Noranda in Quebec. Under the terms of the purchase agreement, IAMGOLD can acquire a 100% interest in the Project by making scheduled cash payments totaling C$4 million and completing exploration expenditures totaling C$9 million over a four year period. By the end of the expenditure period, IAMGOLD must complete a resource estimate in accordance with National Instrument 43-101, after which IAMGOLD, at its election, can purchase a 100% interest in the Project, subject to a 2% net smelter return, by paying Yorbeau the lesser of C$15 per resource ounce or C$30 million.

During the third quarter 2020, IAMGOLD reported the remaining assay results from winter drilling at Lac Gamble. Reported highlights include: 4.1 metres grading 10.4 g/t Au, 8.9 metres grading 4.3 g/t Au, and 7.4 metres grading 8.3 g/t Au (see news release dated August 20, 2020).

In addition, IAMGOLD completed approximately 5,600 metres of diamond drilling designed to test selected high-priority targets near the historic Astoria deposit. Results will be used to refine the deposit models for Lac Gamble and Astoria and support an initial resource estimate of the Lac Gamble zone.

Eastern Borosi Joint Venture, Nicaragua

During the third quarter 2020, IAMGOLD divested its 70% interest in the Project to Calibre Mining Corp. Total consideration included $4.1 million in cash and shares, and a 2.0% Net Smelter Return on future production from the property in favor of IAMGOLD (see Calibre's news releases dated August 13 and August 20, 2020).

OTHER

Loma Larga (formerly Quimsacocha), Ecuador

IAMGOLD, through its 35.6% equity ownership interest in INV Metals Inc. ("INV Metals"), has an indirect interest in the Loma Larga gold, silver and copper project in southern Ecuador.

During the second quarter 2020, INV Metals filed a National Instrument 43-101 Feasibility Study Technical Report in support of its previously announced updated feasibility study results. The study supports the proposed development of an underground mine with anticipated average annual production of 203,000 gold equivalent ounces over a 12-year mine life with an after-tax internal rate of return of 28.3%, after-tax payback period of 2.4 years, and an after-tax net present value of $454 million using a gold price assumption of $1,400 per ounce (see INV Metals' news release dated March 31 and April 14, 2020).

During the third quarter 2020, INV Metals completed an Environmental Impact Study and remains focused on permitting and financing Loma Larga with the goal of commencing development in 2021. In addition, INV Metals announced that the Ecuadorian Constitutional Court upheld the rights of mining concession holders, solidifying any lawful rights that were previously potentially in jeopardy (see INV Metals' news release dated September 21, 2020).

End Notes (excluding tables)

1 Cost of sales, excluding depreciation, as disclosed in note 31 of IAMGOLD's consolidated interim financial statements expressed on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane and 5% at Rosebel).

2 This is a non-GAAP measure. Refer to the reconciliation in the non-GAAP performance measures section of IAMGOLD's MD&A.

3 The DART refers to the number of days away, restricted duty or job transfer incidents that occur per 100 employees.

4 Jantzi Social Index ("JSI"). The JSI is a socially screened market capitalization-weighted common stock index modeled on the S&P/TSX 60. It consists of companies which pass a set of broadly based environmental, social and governance rating criteria.

CONFERENCE CALL

A conference call will be held on Thursday, November 5th, 2020 at 8:30 a.m. (Eastern Time) for a discussion with management regarding IAMGOLD's operating performance and financial results for the third quarter 2020. A webcast of the conference call will be available through IAMGOLD's website at www.iamgold.com.

Conference Call Information:

North America Toll-Free: 1-800-319-4610 or International number: 1-604-638-5340

A replay of this conference call will be available for one month following the call by dialing:

North America toll-free: 1-800-319-6413 or International number: 1-604-638-9010, passcode: 5340#.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

All information included in this news release, including any information as to the Company's future financial or operating performance, and other statements that express management's expectations or estimates of future performance, other than statements of historical fact, constitute forward-looking information or forward-looking statements and are based on expectations, estimates and projections as of the date of this news release. For example, forward-looking statements contained in this news release are found under, but are not limited to being included under, the headings "Upcoming Growth Catalysts", "Third Quarter 2020 Summary", "2020 Guidance", "Development Projects", and "Exploration", and include, without limitation, statements with respect to: the Company's guidance for production, cost of sales, total cash costs, all-in sustaining costs, depreciation expense, effective tax rate, capital expenditures, operations outlook, development and expansion projects, exploration, the future price of gold, the prospects in respect of the Company's projects, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing and amount of estimated future production, costs of production, permitting timelines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Forward-looking statements are generally identifiable by, but are not limited to, the use of the words "may", "will", "should", "continue", "expect", "budget", "forecast", "anticipate", "estimate", "believe", "intend", "plan", "schedule", "guidance", "outlook", "potential", "transformational", "best-in-class", "top-tier", "seek", "targets", "suspended", "superior return(s)", "superior shareholder return(s)", "cover", "strategy" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies and, as such, undue reliance must not be placed on them. The Company cautions the reader that reliance on such forward-looking statements involve risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the Company's estimated future results, performance or achievements expressed or implied by those forward-looking statements. Forward-looking statements are in no way guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to, changes in the global prices for gold, copper, silver or certain other commodities (such as diesel and electricity); changes in U.S. dollar and other currency exchange rates, interest rates or gold lease rates; risks arising from holding derivative instruments; the level of liquidity and capital resources; access to capital markets, and financing; mining tax regimes; ability to successfully integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities including geotechnical difficulties and seismicity, such as the seismic event that occurred at Westwood mine on October 30, 2020; laws and regulations governing the protection of the environment; employee relations; availability and increasing costs associated with mining inputs and labour, negotiations with respect to new, reasonable collective labour agreements may not be successful which could lead to a strike or work stoppage in the future, and any such strike or work stoppage could have a material adverse effect on the Company's earnings and financial condition; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; adverse changes in the Company's credit rating; contests over title to properties, particularly title to undeveloped properties; the ability to deliver gold as required under forward gold sale arrangements; the rights of counterparties to terminate forward gold sale arrangements in certain circumstances, the inability to participate in any gold price increase above the cap in any collar transaction entered into in conjunction with a forward gold sale arrangement, such as the collar entered into in conjunction with the gold sold forward in January of 2019; the potential direct or indirect operational impacts resulting from infectious diseases or pandemics, such as the COVID-19 outbreak; and the risks involved in the exploration, development and mining business. The Company is also subject to litigation and legal and political risks. Risks and unknowns inherent in IAMGOLD's operations and projects include the inaccuracy of estimated reserves and resources, metallurgical recoveries, capital and operating costs, and the future price of gold. Exploration and development projects have no operating history upon which to base estimates of future cash flows. The capital expenditures and time required to develop new mines or other projects are considerable, and changes in costs or construction schedules can affect project economics. Actual costs and economic returns may differ materially from IAMGOLD's estimates or IAMGOLD could fail to obtain the governmental approvals necessary for the continued development or operation of a project.

For a comprehensive discussion of the risks faced by the Company, and which may cause the actual financial results, operating performance or achievements of IAMGOLD to be materially different from the Company's estimated future results, operating performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to the Company's latest Annual Information Form ("AIF"), filed with Canadian securities regulatory authorities, at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission, at www.sec.gov/edgar.shtml. The risks described in the AIF (filed and viewable on www.sedar.com and www.sec.gov/edgar.shtml, and available upon request from the Company) are hereby incorporated by reference into this news release.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

NON-GAAP PERFORMANCE MEASURES

IAMGOLD uses certain non-GAAP financial performance measures in its news release, which are described in the following section.

GOLD MARGIN

IAMGOLD's news release refers to gold margin per ounce, a non-GAAP performance measure, in order to provide investors with information about the measure used by management to monitor the performance of its gold mines. The information allows management to assess how well the gold mines are performing, relative to the plan and to prior periods, as well as assess the overall effectiveness and efficiency of gold operations.

In periods of volatile gold prices, profitability changes with altering cut-off gold grades. Such a decision to alter the cut-off gold grade will typically result in a change to total cash costs per ounce, but it is equally important to recognize gold margins also change at a similar rate. While mining lower-grade ore results in less gold being processed in any given period, over the long-run it allows IAMGOLD to optimize the production of profitable gold, thereby maximizing IAMGOLD's total financial returns over the life of the mine to maximize the total value of the asset going forward. At the same time, the site operating teams seek to achieve the best performance in terms of cost per tonne mined, cost per tonne processed and overheads.

Gold margin per ounce does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

	Three months ended September 30,		Nine months ended September 30,
($/oz of gold)	2020	2019	2020	2019
Average realized gold price[1]	$1,908	$1,483	$1,747	$1,368
Total cash costs[2,3]	1,006	901	979	894
Gold margin	$902	$582	$768	$474

1 Refer to page 28 of IAMGOLD's MD&A for calculation.

2 Refer to page 30 of IAMGOLD's MD&A for calculation.

3 Consists of Essakane, Rosebel and Westwood on an attributable basis.

NET CASH FROM OPERATING ACTIVITIES BEFORE CHANGES IN WORKING CAPITAL

IAMGOLD makes reference to a non-GAAP performance measure for net cash from operating activities before changes in working capital. Working capital can be volatile due to numerous factors, including a build-up or reduction of inventories. Management believes by excluding these items, this non-GAAP measure provides investors with the ability to better evaluate the cash flow performance of IAMGOLD.

Net cash from operating activities before changes in working capital does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The following table provides a reconciliation of net cash from operating activities before changes in working capital to net cash from operating activities.

	Three months ended September 30,		Nine months ended September 30,
($ millions, except where noted)	2020	2019	2020	2019
Net cash from operating activities	$105.1	$51.8	$218.9	$100.5
Adjusting items from non-cash working capital items and non-current ore stockpiles
Receivables and other current assets	15.3	(2.5)	19.9	(3.9)
Inventories and non-current ore stockpiles	(4.8)	(4.0)	16.7	12.7
Accounts payable and accrued liabilities	(7.2)	20.1	4.7	32.0
Net cash from operating activities before changes in working capital	$108.4	$65.4	$260.2	$141.3

MINE-SITE FREE CASH FLOW

Mine-site free cash flow is a non-GAAP financial performance measure calculated as cash flow from mine-site operating activities less mine-site related property, plant and equipment expenditures. IAMGOLD believes this measure is useful to investors in assessing IAMGOLD's ability to operate it's mine sites without reliance on additional borrowing or usage of existing cash.

Mine-site free cash flow does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

	Three months ended September 30,		Nine months ended September 30,
($ millions, except where noted)	2020	2019	2020	2019
Net cash from operating activities	$105.1	$51.8	$218.9	$100.5
Adjusting items:
Operating cash flow used by non-mine site activities	16.8	17.3	67.5	66.1
Cash flow from operating mine sites	$121.9	$69.1	$286.4	$166.6

Capital expenditures for property, plant and equipment	$60.6	$55.2	$186.3	$190.0
Adjusting items:
Capital expenditures from development projects and corporate	(18.7)	(9.3)	(45.4)	(27.1)
Capital expenditure from operating mine-sites	$41.9	$45.9	$140.9	$162.9

Mine-site free cash flow	$80.0	$23.2	$145.5	$3.7

AVERAGE REALIZED GOLD PRICE PER OUNCE SOLD

Average realized gold price per ounce sold is intended to enable management to understand the average realized price of gold sold in each reporting period after removing the impact of non-gold revenues and by-product credits.

Average realized gold price per ounce sold does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The following table provides a reconciliation of average realized gold price per ounce sold to revenues as per the consolidated interim financial statements.

	Three months ended September 30,		Nine months ended September 30,
($ millions, except where noted)	2020	2019	2020	2019
Continuing operations
Revenues	$335.1	$274.4	$894.2	$771.9
By-product credit and other revenues	(0.8)	(0.6)	(2.5)	(1.5)
Revenues	$334.3	$273.8	$891.7	$770.4
Sales (000s oz)	176	184	511	563
Average realized gold price per ounce[1,2] ($/oz)	$1,908	$1,483	$1,747	$1,368

1 Average realized gold price per ounce sold may not calculate based on amounts presented in this table due to rounding.

2 Average realized gold price per ounce sold, consists of Essakane, Rosebel and Westwood on an attributable basis.

ADJUSTED NET EARNINGS (LOSS) ATTRIBUTABLE TO EQUITY HOLDERS

Adjusted net earnings (loss) attributable to equity holders of IAMGOLD and adjusted net earnings (loss) attributable to equity holders of IAMGOLD per share are non-GAAP performance measures. Management believes these measures better reflect IAMGOLD's performance for the current period and are better indications of its expected performance in future periods. These measures are used internally by IAMGOLD to evaluate the performance of its underlying operations and to assist with its planning and forecasting of future operating results. As such, IAMGOLD believes these measures are useful to investors in assessing IAMGOLD's underlying performance. These measures are intended to provide additional information, but are unlikely to be comparable to similar measures presented by other issuers. These measures do not have any standardized meaning prescribed by IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Adjusted net earnings (loss) attributable to equity holders of IAMGOLD represents net earnings (loss) attributable to equity holders excluding certain impacts, net of taxes, such as changes in estimates of asset retirement obligations at closed sites, unrealized (gain) loss on non-hedge derivatives and warrants, impairment charges and reversal of impairment charges, write-down of assets, and foreign exchange (gain) loss. These measures are not necessarily indicative of net earnings (loss) or cash flows as determined under IFRS.

The following table provides a reconciliation of loss before income taxes and non-controlling interests as per the Consolidated statements of earnings (loss), to adjusted net loss attributable to equity holders of IAMGOLD.

	Three months ended September 30,		Nine months ended September 30,
($ millions, except where noted)	2020	2019	2020	2019
Earnings (loss) from continuing operations before income taxes and non-controlling interests	$1.6	$0.2	$13.9	$(53.7)
Adjusting items:
Loss on redemption of the 7% Senior Notes	22.5	-	22.5	-
Unrealized (gain) loss on embedded derivatives - prepayment options on 7% Senior Notes	17.0	(6.9)	12.0	(15.4)
Unrealized (gain) loss on embedded derivatives - Rosebel power purchase agreement	3.6	-	26.9	-
Realized and unrealized (gain) loss on warrants and time value of derivatives	11.7	(0.1)	12.4	(1.5)
Gain on establishment of the Rosebel UJV	-	-	(16.9)	-
Gain on sale of interest in Eastern Borosi property	(4.1)	-	(4.1)	-
Rosebel temporary suspension costs	7.9	-	16.0	-
COVID-19 expenses, net of subsidy[1]	10.4	-	17.8	-
Revised estimate for water tax settlement	1.0	-	7.2	-
Care and maintenance costs at Westwood[2]	-	-	5.2	-
Adjustment to depreciation and write-down of assets	0.5	2.5	1.0	10.4
Foreign exchange (gain) loss	(2.8)	5.3	1.2	7.6
Impairment charge	-	-	-	12.5
Changes in estimates of asset retirement obligations at closed sites	-	-	-	2.2
Normalization of costs at Westwood	-	13.2	-	29.5
Restructuring costs	-	-	-	3.2
	67.7	14.0	101.2	48.5
Adjusted earnings (loss) from continuing operations before income taxes and non-controlling interests	69.3	14.2	115.1	(5.2)
Income taxes	(9.3)	(8.6)	(27.2)	(13.9)
Tax on foreign exchange translation of deferred income tax balances	4.3	(2.1)	5.9	(2.0)
Tax impact of adjusting items	(8.3)	(8.9)	(18.0)	(10.8)
Non-controlling interests	(3.9)	(1.8)	(7.2)	(1.9)
Adjusted net earnings (loss) from continuing operations attributable to equity holders of IAMGOLD	$52.1	$(7.2)	$68.6	$(33.8)
Adjusted net earnings (loss) from continuing operations attributable to equity holders of IAMGOLD ($/share)	$0.11	$(0.02)	$0.15	$(0.07)
Including discontinued operations:
Net earnings from discontinued operations attributable to equity holders of IAMGOLD, net of tax	$-	$7.2	$-	$10.8
Adjusted items:
Loss on investment in Yatela	-	-	-	5.3
	$-	$7.2	$-	$16.1
Adjusted net earnings (loss) including discontinued operations attributable to equity holders of IAMGOLD	$52.1	$-	$68.6	$(17.7)
Adjusted net earnings (loss) including discontinued operations attributable to equity holders of IAMGOLD ($/share)	$0.11	$-	$0.15	$(0.04)
Basic weighted average number of common shares outstanding (millions)	473.8	468.0	471.9	467.9

1 COVID-19 expenses pertain to incremental costs incurred resulting from the impact of COVID-19 on the operations of IAMGOLD. Specifically, costs related to incremental labour, transportation, safety and other new operational measures and processes implemented to manage the impact of COVID-19. The COVID-19 expenses for the three and nine months ended September 30, 2020 of $10.4 million and $23.2 million, respectively, are presented net of total subsidy received by IAMGOLD of $nil and $5.4 million, respectively,

2 Care and maintenance costs at Westwood does not include subsidy received by IAMGOLD of $1.2 million, which is included in COVID-19 expenses, net of subsidy.

After adjusting reported net earnings for those items not considered representative of IAMGOLD's core business or indicative of future operations, IAMGOLD had adjusted net earnings attributable to equity holders of IAMGOLD in the third quarter 2020 of $52.1 million.

TOTAL CASH COSTS PER OUNCE PRODUCED

IAMGOLD's news release refers to total cash costs per ounce produced, a non-GAAP performance measure, in order to provide investors with information about a key measure used by management to monitor performance. This information is used to assess how well the producing gold mines are performing compared to plan and prior periods, and also to assess their overall effectiveness and efficiency.

Total cash costs are calculated in accordance with a standard developed by the Gold Institute, which was a worldwide association of gold and gold product suppliers, including leading North American gold producers. Although the Gold Institute ceased operations in 2002, the standard is still an accepted measure of reporting cash costs of gold production in North America. Adoption of the standard is voluntary and the cost measures presented herein may not be comparable to other similarly titled measures of other companies. Costs include mine site operating costs such as mining, processing, administration, royalties, production taxes, and realized derivative gains or losses, exclusive of depreciation, reclamation, capital expenditures and exploration and evaluation costs. These costs are then divided by IAMGOLD's attributable ounces of gold produced by mine sites in commercial production to arrive at the total cash costs per ounce produced.

IAMGOLD reports the measure for the Essakane, Rosebel and Westwood mines.

The measure, along with revenues, is considered to be one of the key indicators of a company's ability to generate operating earnings and cash flow from its mining operations. Total cash costs does not have any standardized meaning prescribed by IFRS, are unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

The following table provides a reconciliation of total cash costs per ounce produced for gold mines to cost of sales, excluding depreciation expense as per the consolidated interim financial statements.

	Three months ended September 30,		Nine months ended September 30,
($ millions, except where noted)	2020	2019	2020	2019
Total Cash Costs
Cost of sales[1], excluding depreciation expense	$191.7	$181.7	$540.8	$541.2
Adjust for:
By-product credit, excluded from cost of sales	(0.8)	(0.6)	(2.5)	(1.5)
Stock movement	0.2	3.4	5.5	9.3
Revised estimate for water tax settlement	(1.0)	-	(7.2)	-
Time value of derivatives	(9.8)	-	(9.8)	-
Normalization of costs	-	(9.6)	-	(20.9)
Other mining costs	(8.1)	(5.8)	(18.0)	(16.7)
Cost attributed to non-controlling interests[2]	$(12.2)	$(12.1)	$(35.4)	$(36.3)
	$(31.7)	$(24.7)	$(67.4)	$(66.1)

Total cash costs[3]	$160.0	$157.0	$473.4	$475.1
Total attributable gold production (000s oz)	159	174	484	531
Total cash costs[3,4] ($/oz)	$1,006	$901	$979	$894

1 As per note 31 of IAMGOLD's consolidated interim financial statements.

2 Adjustments for the consolidation of Essakane (90%) and Rosebel (95%) to their attributable portion of cost of sales.

3 Consists of Essakane, Rosebel and Westwood on an attributable basis.

4 Total cash costs per ounce produced may not calculate based on amounts presented in this table due to rounding.

ALL-IN SUSTAINING COSTS PER OUNCE SOLD

IAMGOLD believes, although relevant, the current total cash costs measure commonly used in the gold industry does not capture the sustaining expenditures incurred in producing gold, therefore, may not present a complete picture of a company's operating performance or its ability to generate free cash flow from its current operations. For these reasons, members of the World Gold Council ("WGC") defined an all-in sustaining costs measure which better represents the costs associated with producing gold. The WGC is a non-profit association of the world's leading gold mining companies, established in 1987 to promote the use of gold.

The all-in sustaining costs ("AISC") per ounce sold measure better meets the needs of analysts, investors and other stakeholders of IAMGOLD in assessing its operating performance and its ability to generate free cash flow. The definition of AISC, on an attributable basis, commences with cost of sales, excluding depreciation expense, and includes sustaining capital expenditures, sustaining exploration and evaluation expenses, sustaining lease principal payments, environmental rehabilitation accretion and depreciation, by-product credits, and corporate general and administrative costs. Classified as sustaining capital are expenditures which are required to maintain existing operations, including sustaining capitalized stripping, underground mine development costs relating to producing areas, ongoing replacement of mine equipment and capital spares, tailings and other facilities, capitalized brownfield exploration costs and other capital expenditures.

This measure seeks to represent the cost of selling gold from current operations, and therefore does not include capital expenditures attributable to development projects or mine expansions, greenfield exploration expenses, income tax payments, working capital defined as current assets less current liabilities (except for inventory adjustments), items needed to normalize earnings, interest costs or dividend payments.

Consequently, this measure is not representative of all of IAMGOLD's cash expenditures and is not indicative of IAMGOLD's overall profitability. The calculation of AISC per ounce sold is based on IAMGOLD's attributable interest in sales from its gold mines. The usage of an attributable interest presentation is a fairer and more accurate way to measure economic performance than using a consolidated basis. IAMGOLD reports the AISC per ounce sold measure on an attributable sales basis, compared with IAMGOLD's current total cash costs presentation, which is on an attributable production basis.

IAMGOLD reports the measure with and without a deduction for by-product credits and reports the measure for the Essakane, Rosebel and Westwood mines.

AISC does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

	Three months ended September 30,		Nine months ended September 30,
($ millions, attributable, except where noted)	2020	2019	2020	2019
AISC
Cost of sales[1], excluding depreciation expense	$177.9	$168.8	$503.0	$503.6
Sustaining capital expenditures[1]	15.7	22.6	48.7	68.8
Sustaining lease principal payments	1.5	1.2	4.3	3.2
By-product credit, excluded from cost of sales	(0.8)	(0.6)	(2.5)	(1.4)
Revised estimate for water tax settlement	(0.9)	-	(6.5)	-
Time value of derivatives	(10.5)	-	(10.5)	-
Corporate general and administrative costs[2]	10.7	9.6	30.6	30.0
Environmental rehabilitation accretion and depreciation	1.9	2.2	6.0	6.6
Normalization of costs	-	(9.2)	-	(20.5)
	$195.5	$194.6	$573.1	$590.3

Attributable gold sales (000s oz)	162	171	474	523
AISC[3,4] ($/oz)	$1,206	$1,137	$1,209	$1,129
AISC excluding by-product credit[3,4] ($/oz)	$1,211	$1,141	$1,214	$1,131

1 Includes Essakane and Rosebel at their attributable amounts of 90% and 95% respectively. Refer to note 31 of IAMGOLD's consolidated interim financial statements for cost of sales of total gold mines, on a 100% basis, and refer to the capital expenditures table of IAMGOLD's MD&A on page 12 for 2020 sustaining capital expenditures, on a 100% basis.

2 Corporate general and administrative costs exclude depreciation expense.

3 Consists of Essakane, Rosebel and Westwood on an attributable basis.

4 AISC per ounce sold may not calculate based on amounts presented in this table due to rounding.

Qualified Person Information

The technical information relating to exploration activities disclosed in this news release was prepared under the supervision of, and reviewed and verified by, Craig MacDougall, P.Geo., Senior Vice President, Exploration, IAMGOLD. Mr. MacDougall is a Qualified Person as defined by National Instrument 43-101.

About IAMGOLD

IAMGOLD is a mid-tier mining company with three gold mines on three continents, including the Essakane mine in Burkina Faso, the Rosebel mine in Suriname, and the Westwood mine in Canada. A solid base of strategic assets is complemented by the Côté Gold development project in Canada, the Boto Gold development project in Senegal, as well as greenfield and brownfield exploration projects in various countries located in West Africa and the Americas. On July 21, 2020, IAMGOLD, together with joint venture partner Sumitomo Metal Mining Co. Ltd., announced the decision to proceed with the construction of the Côté Gold Project.

IAMGOLD is committed to maintaining its culture of accountable mining through high standards of ESG practices and employs approximately 5,000 people. IAMGOLD's commitment is to Zero Harm, in every aspect of its business. IAMGOLD is one of the companies on the JSI index4.

IAMGOLD (www.iamgold.com) is listed on the Toronto Stock Exchange (trading symbol "IMG") and the New York Stock Exchange (trading symbol "IAG").

For further information please contact:

Indi Gopinathan, VP, Investor Relations & Corporate Communications, IAMGOLD Corporation

Tel: (416) 360-4743  Mobile: (416) 388-6883

Philip Rabenok, Senior Analyst, Investor Relations, IAMGOLD Corporation

Tel: (416) 933-5783  Mobile: (647) 967-9942

Toll-free: 1-888-464-9999  info@iamgold.com

Please note:

This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Newsfile's website at www.newsfilecorp.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué de presse, veuillez consulter le http://www.iamgold.com/French/accueil/default.aspx.

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